United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 0-21231	CUSIP Number 913201109
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

UNITED WESTERN BANCORP, INC.
Full Name of Registrant
N/A
Former Name if Applicable
700 17th Street, Suite 2100
Address of Principal Executive Office (Street and Number)
Denver, CO 80202
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United Western Bancorp, Inc. (the "Company") was not able to file timely a complete Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 by the required due date without unreasonable effort and expense because the Company's unaudited consolidated financial statements for the quarter ended September 30, 2010 have not been finalized. The delay in completing the financial statements is primarily attributable to the timing of an examination of our wholly-owned subsidiary, United Western Bank (the "Bank"), by its primary regulators, the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). The Company is currently engaged in discussions with the OTS and the FDIC regarding the Bank's consistently applied methodology for determining other-than-temporary impairment ("OTTI") on non-agency, mortgage-backed securities at September 30, 2010. As a result of these ongoing discussions with the OTS and the FDIC, the Company is still finalizing its unaudited consolidated financial statements and related disclosures for the quarter ended September 30, 2010.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael J. McCloskey	720	932-4282
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects to report a net loss of between $33 million and $40 million for the quarter ended September 30, 2010, compared to a net loss of $8,694,000, or $0.95 per share, for the same period in 2009. The Company expects to report net interest income before the provision for credit losses for the third quarter of 2010 of $16,048,000, as compared to $17,034,000 during the prior year comparable period. The provision for credit losses for the third quarter of 2010 is expected to be $18,876,000 compared to $10,106,000 for the third quarter of 2009. Total noninterest (loss) income for the third quarter is anticipated to be between ($11.5 million) and ($17.3 million) for the third quarter of 2010, as compared to $41,000 during the prior year comparable period. Total noninterest expense is anticipated to be $19,831,000 for the quarter ended September 30, 2010, as compared to $21,026,000 for the same period in 2009.

  The decline in interest income is due to lower average interest rates in the marketplace, lower levels of average interest-earning assets and higher levels of nonaccrual loans. The increase in the provision for credit losses reflects updated appraised property values on selected loans and an increase in the levels of reserves for certain loan types based on changes in the Bank’s historical loss experience. The increase in the noninterest loss is due to OTTI charges incurred on non-agency mortgage-backed securities that were deemed OTTI based on the Company’s cash flow estimates for these securities. The decline in noninterest expense was principally due to lower compensation and employee benefits as a result of lower headcount.

  Forward-Looking Statements

  This Form 12b-25 contains forward-looking statements, which are identifiable by words or phrases such as “expects”, “anticipates”, “estimates”, and variations of such words and similar expressions. These statements include, among others, statements related to the amount of the Bank’s OTTI and the Company’s operating results as of September 30, 2010, the possible outcome of the Company’s discussions with the OTS and the FDIC regarding the Bank’s methodology to determine OTTI as of September 30, 2010, and the timing of filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. The Company’s determination of OTTI involves judgments that are inherently forward-looking. The Company cautions that these forward-looking statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements contained herein. Such factors include (a) changes in market conditions; (b) changes in the market for the Company’s products and services; (c) the Company’s determination of OTTI which involves judgments that are inherently forward-looking; and (d) other risks detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, and subsequent filings with the Securities and Exchange Commission. United Western Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this Form 12b-25.

United Western Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-10-2010	By /s/	Michael J. McCloskey	Title:	Executive Vice President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).